BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358 of January 3, 2002, BRF announces that it has signed a binding offer with the shareholders of Al Khan Foods, its current distributor in the Sultanate of Oman (“AKF”), for the acquisition of ownership in AKF (“Offer”). In case the conditions precedent set forth in the Offer are satisfied, BRF will acquire 40% ownership in AKF, based on an enterprise value of US$68.5 million.

Pursuant to the Offer, BRF will acquire the remaining ownership in AKF within 36 to 90 months from the first acquisition, based on the future performance of AKF, in accordance with the local regulation and usual practices in the Sultanate of Oman.

AKF is a leader in the distribution of frozen food in the Sultanate of Oman, covering a broad sector of retail, food service and wholesale clients. The company has been distributing Sadia’s products for 25 years, in addition to a series of frozen products of other brands and suppliers.

This new acquisition is in line with BRF’s strategic plan for internationalizing the Company through accessing local markets, strengthening BRF’s brands, distribution and expanding its product portfolio in the Middle East.

São Paulo, February 19, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer